Exhibit 20(i)

News from Taylor Devices, Inc.

SHAREHOLDER LETTER, WINTER 2018-2019

This newsletter is directed to all shareholders of Taylor Devices, Inc. We hope that it will generate interest in the company, plus provide current financial and project information. Copies of this newsletter will also be circulated to shareholders who have shares in brokerage accounts.

ITEM: FINANCIAL RESULTS

Taylor Devices, Inc. completed the second quarter of its fiscal year on November 30, 2018. Comparative financial results for the first quarter, second quarter and six-month periods are as follows:

FIRST QUARTER (8-31-18)	F/Y 18-19	F/Y 17-18
SALES	$7,314,094	$6,567,720
NET EARNINGS	$740,832	$301,747
AVERAGE NUMBER OF SHARES OUTSTANDING	3,466,589	3,443,475
EARNINGS PER SHARE	$0.21	$0.09
SECOND QUARTER (11-30-18)	F/Y 18-19	F/Y 17-18
SALES	$9,479,159	$4,811,774
NET EARNINGS	$375,517	$52,147
AVERAGE NUMBER OF SHARES OUTSTANDING	3,466,796	3,445,429
EARNINGS PER SHARE	$0.11	$0.02

SIX MONTHS (11-30-18)	F/Y 18-19	F/Y 17-18
SALES	$16,793,253	$11,379,494
NET EARNINGS	$1,116,349	$353,894
AVERAGE NUMBER OF SHARES OUTSTANDING	3,467,002	3,447,383
EARNINGS PER SHARE	$0.32	$0.10

Fiscal year 2019 is showing substantial improvement over the first 6 months compared to the previous year. We have recorded a 48% increase in revenue and a 215% increase in net profit.

Our sales revenue recorded so far for our structural products increased by 76%, while our revenue for military / aerospace customers increased by 23%. Our firm order backlog at the end of the first 2 quarters is approximately $18 million.

ANNUAL MEETING SHAREHOLDER VOTING RESULTS

Our Annual Meeting of Shareholders was held on November 2, 2018. The total number of shares of Taylor Devices’ stock on the meeting record date was 3,467,560. A total of 2,868,977 shares were present in person or by proxy, representing an 83% shareholder turnout.

Results in Matters Submitted to a Vote of Security Holders: The shareholders of Taylor Devices, Inc. common stock elected:

John Burgess and F. Eric Armenat as Class 1 directors, to serve a three-year term expiring in 2021.

Alan R. Klembczyk as a Class 3 director, with a one-year term expiring in 2019.

Mark McDonough as a Class 2 director, to serve a two-year term expiring in 2020.

To ratify the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2019.

Approved and adopted the 2018 Taylor Devices, Inc. Stock Option Plan.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

At the Annual Meeting, reports were given to the Shareholders in attendance by members of the Executive and Management staff. A brief summary of these reports follows:

¡	Alan R. Klembczyk, President, reported that the change in Management has been smooth and announced some new Company initiatives. These include new research & development efforts, hosting an International Sales Meeting for our representatives around the world, increasing our Lean Manufacturing efforts, initiating cost-savings efforts, establishing a marketing department, and hiring a new Western US Sales Manager.

Mr. Klembczyk announced the release of a new Damper Design Manual, authored by members of the Taylor Devices’ technical staff and other qualified Engineers in the structural engineering industry. Also announced was the release of an improved main website; www.taylordevices.com.

¡	John Metzger, Vice President, Engineering, reported that military & aerospace sales for fiscal year 2018 increased slightly and represented 42% of the Company’s sales. Mr. Metzger demonstrated how certain Company products are being used on projects such as the new Orion Space Capsule, new drone landing gear, and a new launch vehicle that will use our ground wind damping system on its launch pad.

Mr. Metzger stated that the current Administration indicates an increase in defense spending and that Taylor Devices is likely to benefit from the 2019 National Defense Authorization Act for $717 billion that was recently passed by Congress.

¡	Bob Schneider, Industrial and Seismic Sales Manager, reported $14.1 million sales in commercial and industrial sales, representing 58% of the Company’s sales. Mr. Schneider reported seismic sales in the United States are holding steady, while sales are increasing in other areas of the world such as Asia. He explained how new ordinances in California are emerging that could help overall seismic sales for the Company.

Mr. Schneider elaborated on new and improved strategies for sales opportunities in the future. For example, Taylor Devices is actively pursuing the news that the Japanese government discovered a Japanese competitor was falsifying test data. This situation could possibly create more opportunities for Taylor Devices. Mr. Schneider then explained how Taylor Devices’ seismic damper design is more robust and consistent in design when compared to the competitor’s design.

¡	Craig Winters, Industrial and Seismic Sales Manager, outlined various projects that the Company is involved with including the supply of structural dampers for California’s Vincent Thomas Bridge and the Gerald Desmond Bridge, and one of New York City’s newest tall buildings at One Vanderbilt.

¡	Ben Kujawinski, Vice President of Operations, reported on some completed efforts and discussed some new goals for the manufacturing/operations functions of the Company. Some key initiatives included the successful integration of our new Enterprise Resource Planning (ERP) software version, successful third-party certification to our Quality Management Systems including AS9100D and ISO 14001:2015, ramping up our Lean Manufacturing efforts, and working towards a paperless shop floor environment.

¡	Mark McDonough, Chief Financial Officer, reported on the financial status of the Company and presented visuals with several in-depth financial charts and graphs. Some of the graphs depicted the customer sales mix between Seismic/Industrial and Aerospace/Defense. The financial information is available in the Company’s annual report and 10-K filings with the SEC which can be found at the Company’s website through the Investor Information link.

NEW ORDERS, STRUCTURAL PRODUCTS

Listed below are some examples of new orders for structural products that were received during the past 6 months. This is not a complete list, but this will provide a flavor of some of the new projects we are currently working on.

¡	Seismic Dampers for Tall Residential Building – North America
¡	Base Isolation Elements for a Large Hospital – Western US
¡	Seismic Dampers for a University Building – Central America
¡	Seismic Dampers for New Residential Building – Asia
¡	Lock-Up Devices for a Parking Garage – Eastern US
¡	Seismic Dampers for an Opera House – Asia

NEW ORDERS, AEROSPACE AND DEFENSE

Some new contracts received include:

¡	A Space Launch Vehicle Supplier – A new order was received for a specialized damping system that is part of the ground support equipment on a launch pad that is to be adapted from an existing Taylor Devices’ design on a different Launch Vehicle Program and will now be incorporated into a new Program.

¡	U.S. Navy – The Company has received an order for dynamic testing using our large electro-hydraulic seismic test rigs and our super heavy-weight vertical drop test machine for testing our dampers and other US Navy Mounts up to very high velocities.

¡	U.S. Army / Navy Helicopters – The Company has received follow-on orders to provide precision machined springs for the latest version of military helicopters.

By:       /s/Alan R. Klembczyk

Alan R. Klembczyk

President